Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada  V6C 3R8

Tel:         604 654 4000
Fax:         604 654 4048

News Release

August 17, 2006

Elk Falls Division to curtail operations due to fibre supply disruption

Vancouver, BC– Due to fibre supply limitations caused by the ongoing United Steel Workers strike, Catalyst Paper Corporation will curtail most of its production at the Campbell River Elk Falls mill effective August 31, 2007 at 8:00 a.m.  The temporary closure removes about 1,100 tonnes per day of paper production and 900 tonnes per day of pulp products impacting about 600 employees.  To protect service to key customers for as long as possible, the mill will continue to run its #2 paper machine.  This production will be curtailed sometime in mid-September.

The situation with respect to the coastal forest industry strike and its impact on Catalyst Paper is growing more difficult.  The company continues to actively manage its fibre supply and inventories.  While the remainder of the company’s manufacturing facilities maintain full operations, the likelihood of additional curtailments will increase as the labour disruption moves into September.  Catalyst Paper continues to call for a quick resolution to the dispute.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills and 3,500 employees at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212